SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: August 23, 2004

(Unaudited)

Directors Report
At June 30, 2004

RoboGroup T.E.K. Limited

Directors’ Report
for the six-month Period ended June 30, 2004

We are pleased to present the Directors’ Report on the financial condition of our company for the six-month period ended June 30, 2004.

RoboGroup T.E.K. Limited and its Business Environment

1. The Company and its Business Environment

The Company operates through three business sectors.

—	The first sector focuses on the company’s traditional business activities – the education field. This sector includes the Company’s research and development departments, the operations department, and the marketing and sales department that handles the sale of the Company’s products and products manufactured by third parties to the training and education markets in Israel and around the world.

—	The second sector includes the operations of YET, the Company’s 50% owned subsidiary. YET is engaged in the development, manufacturing, and marketing of motion control products for the industrial market.

—	The third sector that is in limited operation includes the activities of both MemCall Ltd. and MemCall LLC (together “MemCall”). MemCall is developing new technology designed to shorten the length of time required to locate and retrieve information in computer and communications networks.

The Education Sector

In July 2004, the Company signed an agreement with Yaskawa Electric Corporation (“YEC”) ,a Japanese corporation that holds a 50% stake in YET, to supply an e-learning system, as well as custom e-learning content. The sales price for the e-learning system is US$ 750 thousand. Revenues from this sale will be recorded within the next quarters.

During the second quarter of 2004 the Educational Sector began implementing a cost-cutting plan to improve its profitability. The plan includes, among other things, a reduction in the number of personnel and consolidation of similar activities. By the implementation of this plan we expect to reduce our expenses during the next 12 months by approximately US$ 1 million. We expect that this plan will improve both our financial results in the second half of 2004 and our cash flow.

RoboGroup T.E.K. Limited

YET

During the second quarter of 2004 YET received approximately US$ 588 thousands for development services from YEC.

YET has continued its investment in the development of sales and marketing channels in Europe. YET’s fully owned subsidiary, YET US Inc., continued its operations to distribute YET’s products in the US market, while activities with the European partners has led to sales of YET’s products in Europe.

In the second quarter of 2004 YET recorded total sales of approximately US$ 566 thousands. The majority of the sales were of YET’s products, both within Israel and globally. The remaining sales were of YEC’s products in the Israeli market.

In July 2004, the board of directors of YET decided on a dividend distribution of US$ 800 thousands to its two shareholders. Robogroup has received approximately US$ 400 thousands in the dividend distribution.

MemCall

In December 2003, RoboGroup’s Board of Directors decided to reduce its continued investment in MemCall, after realizing that negotiations with potential strategic partners (manufacturers and marketers in the global silicon market) were not resulting in binding contracts.

In accordance with that decision, during the first and second quarters of 2004 MemCall released most of its employees and is continuing its activity on a limited basis, while examining alternative means to implement solutions (required by potential customers) without investing in the development of a full custom chip.

RoboGroup’s investment in MemCall in the second quarter of 2004 amounted to US$50 thousands.

Equity Distribution Agreement

The Company has signed a Standby Equity Distribution Agreement that allows it, at its discretion, to issue shares up to a maximum value of US$5.5 million to the investment fund Cornell Capital Partners.

Under the terms of the Standby Equity Distribution Agreement, RoboGroup may, at its discretion, issue shares to Cornell at any time over the next two years. The maximum aggregate amount of the equity placements pursuant to the agreement is US$5.5 million. Subject to this limitation, RoboGroup may draw down up to US$250,000 per week. The facility may be used in whole or in part entirely at RoboGroup’s discretion. The issuance of the shares is subject to having a registration statement covering the resale of the ordinary shares to be issued being declared effective. The shares will be issued to Cornell at the market price as of the date of the issuance and in accordance with the terms of the agreement.

RoboGroup T.E.K. Limited

Backlog of Orders

The Company’s backlog of orders at June 30, 2004 was approximately NIS 7.9 million compared to approximately NIS 8.2 million at December 31, 2003.

2. The Financial Position of the Company

a.	At June 30, 2004 the Company had assets of approximately NIS 76.5 million, compared to assets of approximately NIS 83.8 million at December 31, 2003. The principal reason for the decrease was a decline of approximately NIS 7.2 million in cash and cash equivalents.

b.	The Company’s equity was approximately NIS 24.8 million as of June 30, 2004, compared to approximately NIS 30.4 million as of December 31, 2003. The decrease in equity is a result of a net loss of approximately NIS 5.8 million in the six months ended June 30, 2004.

3. Operating Results

Revenues

The Company’s revenues for second quarter of 2004 amounted to approximately NIS 13.3 million, as compared to approximately NIS 14.2 million in the corresponding period last year.

The Company’s revenues for the six months ended June 30, 2004 amounted to approximately NIS 27.7 million, as compared to approximately NIS 26.9 million in the corresponding period last year.

The NIS 0.9 million decrease in revenues on the second quarter of 2004, as compared to the corresponding period in 2003, was primarily attributable to a decrease of revenues by the educational sector which was offset in part by an increase in YET’s revenues.

Gross Profit

The Company’s gross profit for the second quarter of 2004 was approximately NIS 5.9 million (44% of the total revenues), compared to approximately NIS 6.9 million (49% of the total revenues) in the corresponding period last year.

The Company’s gross profit for the six months ended June 30, 2004 was approximately NIS 12 million (44% of the total revenues), compared to approximately NIS 11.9 million (44% of the total revenues) in the corresponding period last year.

The decrease in the Company’s gross profit and gross margin was mainly attributable to the Company’s highly profitable product mix in the corresponding period last year.

RoboGroup T.E.K. Limited

Research and Development Expenses

Research and development expenses, net, for the second quarter of 2004 were approximately NIS 2 million as compared to approximately NIS 3 million in the corresponding period last year.

Research and development expenses, net, for the six months ended June 30, 2004 were approximately NIS 4.3 million as compared to approximately NIS 6.7 million in the corresponding period last year.

The decrease in research and development expenses, net, was due primarily to significant cutbacks in research and development expenses by MemCall and lower research and development expenses by the educational sector and YET, compared to the corresponding period last year.

Marketing and Selling Expenses

Marketing and selling expenses for the second quarter of 2004 were approximately NIS 3.3 million as compared to approximately NIS 3.4 million in the corresponding period last year.

Marketing and selling expenses for the six months ended June 30, 2004 were approximately NIS 7 million as compared to approximately NIS 6.6 million in the corresponding period last year.

The increase in marketing and selling expense for the six months ended June 30, 2004 was mainly due to an increase in marketing and selling expenses in YET.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2004 were approximately NIS 2.5 million as compared to approximately NIS 3.5 million in the corresponding period last year.

General and administrative expenses for the six months ended June 30, 2004 were approximately NIS 5 million as compared to approximately NIS 7.3 million in the corresponding period last year.

The decrease in general and administrative expenses was due primarily to lower general and administrative expenses in the educational sector and a significant cutback in MemCall.

Operating Loss

The Company’s operating loss for the second quarter of 2004 was approximately NIS 1.9 million as compared to approximately NIS 3 million in the corresponding period last year.

The Company’s operating loss for the six months ended June 30, 2004 was approximately NIS 4.3 million as compared to approximately NIS 8.7 million in the corresponding period last year.

RoboGroup T.E.K. Limited

Financial Expenses, net

The financial expenses, net for the second quarter of 2004 were approximately NIS 0.3 million as compared to approximately NIS 1.4 million in the corresponding period last year.

The financial expenses, net for the six months ended June 30, 2004 were approximately NIS 1.1 million as compared to approximately NIS 2 million in the corresponding period last year.

The decrease in financial expenses, net was mainly due to a decrease in exchange rate differences.

Other Income

The Company’s other income in the second quarter of 2004 amounted to approximately NIS 0.2 million compared to other income of approximately NIS 0.4 million in the corresponding period last year.

Net Loss

The Company’s net loss for the second quarter of 2004 was approximately NIS 2.9 million as compared to approximately NIS 3.9 million in the corresponding period last year.

The Company’s net loss for the six months ended June 30 ,2004 was approximately NIS 5.8 million as compared to approximately NIS 9.6 million in the corresponding period last year.

4. Liquidity

a.	The balance of cash and cash equivalents as at June 30, 2004 was approximately NIS 7.7 million compared to approximately NIS 14.9 million at December 31, 2003.

b.	Cash Flows from Operating Activities:

In the first six months of 2004 the Company had a negative cash flow from operating activities of approximately NIS 7.9 million compared to a negative cash flow of approximately NIS 10.2 million in the corresponding period last year.

c.	Cash Flows from Investing Activities:

In the first six months of 2004 the Company purchased fixed assets of approximately NIS 0.6 million compared to NIS 0.7 million in the corresponding period last year.

d.	Cash Flows from Financing Activities:

In the first six months of 2004 the Company had a surplus from financing activities of approximately NIS 0.8 million as compared to a surplus of approximately NIS 3.8 million in the corresponding period last year.

5. Sources of Financing

a.	The Company had working capital of approximately NIS 5.2 million at June 30, 2004. The current ratio as at June 30, 2004 was 1.16 compared with 1.23 as at December 31, 2003. The quick ratio as at June 30, 2004 was 0.77 compared with 0.85 at December 31, 2003.

RoboGroup T.E.K. Limited

b.	The Company’s shareholders’ equity at June 30, 2004 was approximately NIS 24.8 million, representing approximately 32% of its total balance sheet assets compared with NIS 30.4 million and 36% respectively at December 31, 2003.

c.	The average amount of credit granted to customers during the first six months of 2004 was approximately NIS 14 million and the average amount of credit received from suppliers and providers of services was approximately NIS 5.7 million compared with NIS 16.4 million and NIS 7 million respectively as at December 31, 2003.

d.	The average amount of short term credit from banking institutions during the first six months of 2004 was approximately NIS 16 million compared to approximately NIS 14.3 million in the corresponding period last year.

e.	The average amount of long term credit from banking institutions during the first six months of 2004 was approximately NIS 18 million compared to approximately NIS 19.2 million in the corresponding period last year.

6. Exposure to Management of Market Risks

a. Currency Risks

The majority of the Company’s products are exported, and as a result the bulk of the Company’s income is received in foreign currency. Consequently, the Company is subject to risks from changes in the exchange rates of foreign currencies, mainly US$ and Japanese YEN. The Company undertakes the following precautions measures in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as of factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of the Company’s investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks and the Company is exposed to exchange rate fluctuations between various foreign currencies and the Israeli shekel.

b. Interest and Index Risks

Given that the majority of the Company’s income is in foreign currency, the Company does not enter into specific hedging contracts against exposure due to changes of interest and index rates. However, the Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the area of interest and index rates.

RoboGroup T.E.K. Limited

c. Marketable Securities

In 2003, the Company liquidated its investment portfolio. In the event the Company determines to invest in securities in the future, it will be exposed to fluctuations in the prices of the securities in its investment portfolio.

d. The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

e. Supervision and Application of Policy

The Company’s management and the finance committee of the Board of Directors constantly monitor the extent of the Company’s exposure to market risks, and determine if it is necessary to modify the Company’s risk management policy and, if necessary, adopt protective measures.

f. Futures Contracts

As of June 30, 2004 the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in the first six months of 2004.

RoboGroup T.E.K. Limited

Linked Balances

	June 30, 2004							December 31,2003
Consolidated	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to CPI	Unlinked	Autonomous Unit & Non-monetary items	Total	Linked to foreign currency (*)	Linked to Japanese Yen	Linked to Swiss Frank	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K) Unedited, Reported amounts**							NIS (K) Audited, adjusted to December 2003

Assets:
Cash and cash
equivalents	7,191	-	-	-	273	192	7,656	13,266	-	-	-	1,304	308	14,878
Trade receivables	5,755	-	-	-	2,011	6,969	14,735	6,076	-	-	-	2,806	4,335	13,217
Other receivables
and debit balances	101	-	-	-	2,466	392	2,959	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	12,823	12,823	-	-	-	-	-	13,603	13,603
Investments in
other companies	-	-	-	-	-	15	15	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	37,321	37,321	-	-	-	-	-	38,233	38,233
Other Assets	-	-	-	-	-	326	326	-	-	-	-	-	428	428
Deferred Taxes	-	-	-	-	-	415	415	-	-	-	-	682	415	1,097
Fund in respect of
employee rights
upon retirement,net	-	-	-	276	-	-	276	-	-	-	81	-	-	81

	13,047	-	-	276	4,750	58,453	76,526	19,394	-	-	81	6,726	57,643	83,844

Liabilities:
Short-term bank credits	724	644	2,510	1,090	7,323	3,745	16,036	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	737	-	-	-	2,729	2,600	6,066	412	-	-	-	3,554	1,428	5,394
Other payables and
credit balances	4,039	-	-	-	6,106	733	10,878	5,755	-	-	-	8,045	545	14,345
Long-term loans	6,335	5,639	-	6,520	-	-	18,494	5,824	5,280	-	6,412	-	-	17,516
Liability for
termination of
employee/employer relationship, net	-	-	-	249	-	-	249	-	-	-	200	-	-	200

	11,835	6,283	2,510	7,859	16,158	7,078	51,723	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets
(liabilities)	1,212	(6,283)	(2,510)	(7,583)	(11,408)	51,375	24,803	6,177	(6,392)	(2,486)	(7,956)	(12,320)	53,425	30,448

(*) The foreign currency balances are mainly in US Dollars.

(**) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI, as of December 2003.

RoboGroup T.E.K. Limited

7. Option Plans for Employees, Directors and Interested Parties

During the second quarter of 2004, RoboGroup issued 1,600 ordinary shares, as a result of the exercise of 1,600 stock options according to RoboGroup’s stock options from 1998.

8. Law Suit against Fourier Systems (1989) Ltd. (“Fourier”)

In Decmber 2003, RoboGroup and its subsidiary, RTL, filed a suit in the District Court of Tel-Aviv against Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. In the suit we have alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier. In February 2004, Fuorier filed a counter claim seeking damages of approximately NIS 3 million against the Company and RTL.

On March 11, 2004, the Court determined that certain information, including commercial secrets of RTL and the Company, were found in Fourier’s offices and computers, and that Fourier had breached the Israeli Commercial Torts Law, 1999. The Court also determined that Fourier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with RTL. The court ordered Fourier to avoid using the information that came from RTL and the Company. The court also ordered Fourier to fulfill its obligation under its agreement to supply products to RTL according to the original price list agreed to by the two companies.

Lately the parties agreed to transfer the dispute to a legal bridging procedure.

9. External Factors

—	A substantial slowdown was observed in the last couple of years in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market and a slower penetration of new technologies and products into the market. The slowdown in the target markets for MemCall’s potential products has had an adverse effect on MemCall’s prospects.

—	In the educational technology market in the U.S. and in the State of Israel, institutional investments in educational infrastructure has declined as a result of thelack of economic resources made available to educational institutions. The decrease in financial resources available for educational products has brought about a reduction in potential sales.

—	The economic situation and security concerns in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad have hesitated to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

RoboGroup T.E.K. Limited

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Haim Schleifer Director and Joint General Manager

Date of approval of the financial statements: August 22, 2004

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products, newly launched, currently being set or in development, the impact of constructing of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At June 30, 2004

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	June 30			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003

ASSETS

Current assets

Cash and cash equivalents	1,703	7,656	17,688	14,878
Short-term investments	-	-	51	-
Trade receivables	3,277	14,735	15,276	13,217
Other receivables and debit balances	658	2,959	3,425	2,292
Inventories	2,852	12,823	16,432	13,603

	8,490	38,173	52,872	43,990

Long-term investments

Investments in investee and other
companies	3	15	107	15
Funds in respect of employee rights upon
retirement, net	61	276	-	81

	64	291	107	96

Fixed assets	8,299	37,322	39,436	38,233

Deferred taxes	92	414	759	1,097

Other assets	72	326	577	428

	17,017	76,526	93,751	83,844

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	June 30			December, 31
	2004	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the
			Israeli CPI as of
			December 2003

LIABILITIES

Current liabilities

Credit from banks	3,566	16,036	17,964	15,941
Trade payables	1,349	6,066	6,904	5,394
Other payables and credit balances	2,419	10,878	11,828	14,345

	7,334	32,980	36,696	35,680

Long-term liabilities

Loans from banks	4,113	18,494	17,940	17,516
Liability for termination of employee/employer
relationship, net	55	249	459	200

	4,168	18,743	18,399	17,716

Shareholders' equity

Share capital	2,535	11,400	11,398	11,399
Capital reserves and premium on shares	9,824	44,178	43,844	44,021
Accumulated deficit	(6,621)	(29,772)	(15,583)	(23,969)
Treasury stock	(223)	(1,003)	(1,003)	(1,003)

	5,515	24,803	38,656	30,448

	17,017	76,526	93,751	83,844

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Haim Schleifer Director and Joint General Manager	—————————————— Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: August 22, 2004

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

NIS in Thousands

	For the six months ended			For the three months ended June 30		Year ended December, 31
	June 30
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003
			Israeli CPI as of
			December 2003

Revenues	6,155	27,681	26,948	13,316	14,220	56,116
Cost of revenues	3,476	15,632	15,071	7,401	7,314	32,598

Gross profit	2,679	12,049	11,877	5,915	6,906	23,518

Operating expenses
Research and development expenses, net	953	4,287	6,690	1,985	3,008	12,651
Marketing and selling expenses	1,571	7,067	6,622	3,312	3,352	12,622
Administrative and general expenses	1,116	5,020	7,296	2,498	3,515	14,569

	3,640	16,374	20,608	7,795	9,875	39,842

Operating loss	(961)	(4,325)	(8,731)	(1,880)	(2,969)	(16,324)
Financial expenses, net	(239)	(1,075)	(1,982)	(310)	(1,355)	(3,783)
Other income, net	111	498	1,142	216	429	2,032

Loss before taxes on income	(1,089)	(4,902)	(9,571)	(1,974)	(3,895)	(18,075)
Income tax expenses (income)	201	901	36	901	-	(82)

Net loss	(1,290)	(5,803)	(9,607)	(2,875)	(3,895)	(17,993)

Loss per share ("EPS")	(0.12)	(0.54)	(0.90)	(0.27)	(0.36)	(1.67)

Weighted average number of shares
used in computation of EPS (in thousands)	10,746	10,746	10,744	10,746	10,744	10,744

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts (*)

For the six months ended
June 30, 2004 (Unaudited)

Balance as of January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	154	-	-	154
Net loss	-	-	-	-	-	-	(5,803)	(5,803)

Balance at June 30, 2004	10,745,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803

		Adjusted amount for the Israeli CPI as of December 2003

For the six months ended
June 30, 2003 (Unaudited)

Balance as of January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	6	19	-	-	-	-	25
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(750)	-	-	(750)
Net loss	-	-	-	-	-	-	(9,607)	(9,607)

Balance at June 30, 2003	10,744,031	11,398	42,214	2,260	(630)	(1,003)	(15,583)	38,656

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands
	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts (*)

For the three months ended
June 30, 2004 (Unaudited)

Balance as of April 1, 2004	10,744,031	11,399	42,214	2,260	(267)	(1,003)	(26,897)	27,706
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(32)	-	-	(32)
Net loss	-	-	-	-	-	-	(2,875)	(2,875)

Balance at June 30, 2004	10,745,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803

		Adjusted amount for the Israeli CPI as of December 2003
For the three months ended
June 30, 2003 (Unaudited)

Balance as of April 1, 2003	10,734,831	11,393	42,195	2,260	(113)	(1,003)	(11,688)	43,044
Exercise of options	9,200	5	19	-	-	-	-	24
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(517)	-	-	(517)
Net loss	-	-	-	-	-	-	(3,895)	(3,895)

Balance at June 30, 2003	10,744,031	11,398	42,214	2,260	(630)	(1,003)	(15,583)	38,656

		Adjusted amount for the Israeli CPI as of December 2003
Balance at January 1, 2003	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988

Exercise of options	13,200	7	19	-	-	-	-	26
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(573)	-	-	(573)
Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the six months ended			For the three months ended June 30		Year ended December, 31
	June 30
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003
			Israeli CPI as of
			December 2003

Cash flows from operating activities:
Net loss	(1,290)	(5,803)	(9,607)	(2,875)	(3,895)	(17,993)
Adjustments to reconcile net loss to net
cash provided by (used in) operating
activities (Appendix A):	(465)	(2,095)	(593)	(2,588)	(6,283)	8,776

Net cash provided by (used in)
operating activities	(1,755)	(7,898)	(10,200)	(5,463)	(10,178)	(9,217)

Cash flows from investing activities:
Acquisition of fixed assets	(133)	(598)	(667)	(189)	(288)	(1,075)
Proceeds from sales of fixed assets	120	538	245	419	232	384
Sale of short-term investments, net	-	-	289	-	41	334

Net cash provided by (used in)
investing activities	(13)	(60)	(133)	230	(15)	(357)

Cash flows from financing activities:
Increase in short term credit from
banks, net	311	1,398	5,562	1,106	4,105	3,926
Long-term loans received	4,762	21,414	-	7,506	-	-
Repayment of long -term loans	(4,912)	(22,087)	(1,784)	(7,814)	(869)	(3,778)
Exercise of options by employees	1	4	26	4	24	26

Net cash provided by financing activities	162	729	3,804	802	3,260	174

Effect of exchange rate changes on cash
and cash equivalents	1	7	(116)	(4)	(92)	(55)

Decrease in cash and cash equivalents	(1,605)	(7,222)	(6,645)	(4,435)	(7,025)	(9,455)
Cash and cash equivalents at the
beginning of the year	3,308	14,878	24,333	12,091	24,713	24,333

Cash and cash equivalents at the end
of the year	1,703	7,656	17,688	7,656	17,688	14,878

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	For the six months ended			For the three months ended June 30		Year ended December, 31
	June 30
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003
			Israeli CPI as of
			December 2003

Income and expenses not involving cash
flows:
Depreciation and amortization	255	1,145	1,022	602	406	2,597
Increase (decrease) in liability for
termination of employee/employer
relationship	(32)	(146)	(529)	5	(255)	(869)
Write-down of loans	77	348	(1,438)	(297)	(1,048)	(259)
Decrease in value of marketable
securities	-	-	148	-	30	155
Decrease in deferred taxes	152	683	-	653	(7)	444
Other	-	-	(144)	-	46	71

	452	2,030	(941)	963	(828)	2,139

Changes in assets and liabilities:
Decrease (increase) in trade receivables	(310)	(1,395)	3,977	(4,279)	(1,953)	6,141
Decrease (increase) in other
receivables and debit balances	(147)	(659)	(1,105)	661	(27)	(752)
Decrease (increase) in inventories	222	1,000	(1,756)	424	(335)	1,391
Increase (decrease) in trade payables	149	672	(1,671)	(232)	(3,332)	(3,178)
Increase (decrease) in other payables
and credit balances	(831)	(3,743)	903	(125)	192	3,035

	(917)	(4,125)	348	(3,551)	(5,455)	6,637

	(465)	(2,095)	(593)	(2,588)	(6,283)	8,776

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1 – GENERAL

(a)	These financial statements have been prepared in a condensed format as of June 30, 2004, and for the six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points	NIS

June 30, 2004	100.8	4.497
June 30, 2003	100.8	4.312
December 31, 2003	99.4	4.379

Change during the period	%	%

Six months ended June 30, 2004	1.4	2.7
Six months ended June 30, 2003	(0.5)	(8.9)
Three months ended June 30, 2004	1.5	(0.7)
Three months ended June 30, 2003	(1.3)	(8.0)
December 2003 (12 months)	(1.9)	(7.6)

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts: (cont.)

4.	Translation of financial statements of foreign operations (to be added only if relevant):

a)	As stated above, on January 1, 2004, Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective. Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when Accounting Standard No. 12, as described above, became effective.

Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

b)	Foreign operation that is classified as a foreign autonomous entity (“the entity”):

In accordance with Standard No. 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of operations and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“foreign currency translation adjustments for autonomous entities”) until the disposal of the investment.

c.	First time application of Accounting Standard No. 20 “Goodwill’s amortization period”

The company applies accounting standard No. 20, which determines the amortization period of goodwill. The standard states that goodwill will be amortized in a systematic manner over its estimated useful life.

In accordance to the standard the amortization period should be the best-estimated period in which future economic benefits would emanate from the goodwill.

The standard determines that the amortization period should not pass over the limit of 20 years since the initial goodwill recognition date.

The change in the amortization period of goodwill as of January 1, 2004 will be applied as a prospective estimate change (“from here and after”).

The application of the standard did not have significant effect on the company’s statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Taxes on income

1.	Income tax expenses for the three months and six months periods ended June 30, 2004, include NIS 240 thousand due to a dividend distribution from an approved enterprise’s income of a proportionally consolidated company and NIS 660 thousand due to a reduction in the Company’s deferred taxes as a result of uncertainly of its realization in the foreseeable future.

2.	On June 29, 2004 the Israeli parliament adopted an income tax ordinance amendment. The amendment determines a gradual reduction in the rate of corporate tax commencing from January 1, 2004. In accordance with the amendment the Company’s nominal tax rate from 2004 has been reduced from 36% to 35%. In addition future reduction will come into effect at the beginning of 2005 (34%), 2006 (32%) and 2007 until a final tax rate of 30% is achieved.
The adoption of the amendment did not have significant effect on the Company’s statements.

e.	Disclosure of Effect of New Accounting Standards in the Period Prior to Their Application

On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. The Company is currently reviewing the impact of the Standard on its results of operations, financial position and cash flows.

f.	The adjusted financial statements at June 30, 2004 have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS4.497.

NOTE 3 – COMMITMENTS

On June 22, 2004 the Company entered into a standby equity distribution agreement with Cornell Capital Partners LP (“Cornell”).

According to the agreement, Cornell committed to purchase up to 5.5 million dollars of the Company’s ordinary shares from time to time over the course of twenty-four months after an effective registration of the shares.

The Company is entitled to request an equity investment by Cornell during the contract period, pursuant to which the Company will issue common stock to Cornell. The timing and amounts of the requested purchases shall be at the discretion of the Company. The maximum amount of each purchase shall be 250 thousand dollars and there will be a minimum week between each purchase.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 3 – COMMITMENTS (cont.)

The market price of shares purchased by Cornell will be the lowest daily volume weighted average price of the common stock during the five consecutive trading days period beginning on the first trading day after the requested purchase date.

Pursuant to the agreement the Company did not obligate to issue common stock to Cornell in a minimum somewhat amount.

Upon the initial purchase of shares and all subsequent purchases, Cornell shall receive a compensation equal to five percent (5%) of the gross proceeds of the purchase, and additional payments as shown hereunder:

1)	Upon and subject to the Company’s shareholders approval and effectiveness of the registration statement from the SEC the Company shall issue Cornell 90 thousand dollars in cash.

2)	The Company shall issue Cornell an additional 111 thousand dollars in cash at the earlier of the following:

1st)	The day the Company draws more than 2 million dollars from proceeds of its shares.
2nd)	The day on which an initial purchase statement will be published after the first anniversary to this agreement.

The agreement states that in any case Cornell can purchase and hold up to 5% of the Company’s ordinary shares.

The agreement was approved by the company’s general assembly on August 11, 2004.

NOTE 4 – TRANSACTION WITH INTERESTED RELATED PARTIES

1.	In October 2003 the Company entered into a contract with a proportionally consolidated company for the supply of a Learnmate platform, in consideration of 850 thousand US dollars. The platform was supplied until March 2004.

Accordingly, in the first quarter of 2004 the income (50%) from this contract was included in the total amount of 425 thousand US dollars.

2.	In July 2004 the Company entered into a contract with Yaskawa Electric Corporation (“YEC”) for the supply of an E-learning system in consideration of 750 thousand US dollars The system will be supplied gradually during several quarters.

The Company and YEC own 50% each of the share capital of a proportionally consolidated company Yaskawa Eshed Technology Ltd. ("YET").

3.	The Board of Directors of a proportionally consolidated company approved on July 7, 2004 a distribution of dividend to the Company’s shareholders in the amount of 800 thousand US dollars

The net dividend received by the Company amounted to 346 thousand US dollars.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 5 – FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the six months ended June 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	22,994	4,687	-	-	27,681
Inter segment revenues	-	74	-	(74)	-

	22,994	4,761	-	(74)	27,681

Segment loss	(4,674)	(702)	(427)	-	(5,803)

	For the six months ended June 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)	U.S.$ (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	5,113	1,042	-	-	6,155
Inter segment revenues	-	16	-	(16)	-

	5,113	1,058	-	(16)	6,155

Segment loss	(1,040)	(155)	(95)	-	(1,290)

	For the six months ended June 30, 2003
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	24,071	2,877	-	-	26,948
Inter segment revenues	4,134	91	-	(4,225)	-

	28,205	2,968	-	(4,225)	26,948

Segment loss	(4,729)	(1,684)	(3,194)	-	(9,607)

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 5 – FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS (cont.)

	For the three months ended June 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	10,732	2,584	-	-	13,316
Inter segment revenues	-	9	-	(9)	-

	10,732	2,593	-	(9)	13,316

Segment loss	(2,281)	(498)	(96)	-	(2,875)

	For the three months ended June 30, 2003
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Adjusted amount for the Israeli CPI as of December 2003

Revenues from customers	12,808	1,412	-	-	14,220
Inter segment revenues	3,334	(30)	-	(3,304)	-

	16,142	1,382	-	(3,304)	14,220

Segment loss	(1,219)	(979)	(1,697)	-	(3,895)

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 6 – PRO FORMA INFORMATION WITH REGARD TO THE EFFECT OF FAS-123

Following is the pro forma data of the net loss and basic loss per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	For the six months ended			For the three months ended June 30		Year ended December, 31
	June 30
	2004	2004	2003	2004	2003	2003
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts (*)	Adjusted amount for the	Reported amounts (*)	Adjusted amount for the Israeli CPI as of December 2003
			Israeli CPI as of
			December 2003

Financial loss	1,290	5,803	9,607	2,875	3,895	17,993
Influence option cost	39	177	182	108	182	352
Pro forma loss	1,329	5,980	9,789	2,983	4,077	18,345
Loss per share	0.12	0.56	0.91	0.28	0.38	1.71

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2).

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:

1. Expected life length of the options – 4 years.
2. Expected dividend distribution rate – 0%.
3. Expected standard deviation – 110%.
4. No-risk interest rate – 2%.